

October 25, 2012

Via E-Mail

Sabrina He, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, NY 10016

> **Re:** **Birch Branch, Inc.**
> **Schedule 13E-3**
> **Filed October 5, 2012 by Birch Branch Acquisition Corp., Wang Xinshun, and Li Weitian**
> **File No. 005-81624**
>
> **Preliminary Schedule 14C**
> **Filed October 5, 2012**
> **File No. 000-50936**

Dear Ms. He:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please include the company as a filing person and include all disclosure required of all filing persons with respect to the company.

2. We note the legend on the cover page of the Schedule 13E-3. Please tell us whether you intend to deliver the Schedule 13E-3 to your security holders. If not, then relocate the legend to the outside cover page of the document delivered to security holders. See Rule 13e-3(e)(1)(iii).

Preliminary Information Statement

3.   Please fill in the blanks in your information statement.

<u>Cover Page</u>

4.   Please revise the information to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

5.   Please revise the references to a "Schedule 13e" to refer to "Schedule 13E-3."

6.   Revise the last paragraph of the cover page to remove the statement that Commission would approve your filing.

<u>Summary Term Sheet, page 1</u>

7.   Please revise this section to comply with the requirements of Item 1001 of Regulation M-A, which requires the disclosure of a summary in bullet point form of the most material terms of the transaction including a summary of the Special Factors (i.e., Items 7, 8 and 9 of Schedule 13E-3).

<u>The Merger, page 2</u>

8.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the information statement</u>, <u>immediately</u> following the summary section. See Rule 13e-3(e)(1)(ii).   Please relocate this and every section currently appearing before the Special Factors section.

9.   Revise the section captioned "Background of the Transaction" to describe the background of this transaction, including, but not limited to, all meetings of the board to discuss this transactions, all negotiations with representatives of Acquisition Corp., Mr. Wang and Mr. Li, any proposals considered, and the hiring of the financial advisor.

10.   It appears from the form of the merger agreement included as Appendix A that the same law firm represented the company and the remaining filing persons. Address in your disclosure the board's consideration of this arrangement and whether the board or the remaining filing persons considered retaining separate counsel to negotiate the transaction and agreement.

<u>Reasons for Conducting the Transaction, page 3</u>

11.   Revise the first bullet point to quantify the costs associated with being a public company.

12.   Revise the second bullet point in the "negative" section of page 3 to remove doubt from the tax treatment security holders will receive as a result of this transaction.

Terms of the Transaction, page 4

13.   As stated in the Hickey materials appended to your information statement, please clarify here that the consideration to be paid as a result of the transaction was based on Hickey's recommendation.

14.   Revise the second paragraph of this section: the two sentences appear to be contradictory.

Alternatives to the Transaction, page 4

15.   Please clarify why the Filing Persons did not believe that the rationales for maintaining the company as a reporting entity were not "persuasive."

16.   Disclose the information required by Item 1013(a) of Regulation M-A.

Effects of the Merger, page 5

17.   Please revise to disclose the information required by instruction 3 to Item 1013 of Regulation M-A.

Fairness of the Transaction, page 5

18.   Please provide the disclosure required by Item 1014 of Regulation M-A. Be sure to address, in addition to the referenced requirements, the fact that the market price of your shares is and has been higher than the merger consideration.

19.   Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted Hickey's analyses and opinion as its own.

20.   To the extent you retain the disclosure relating to Hickey's opinion as part of the filing persons' fairness determination, please be sure to address how any filing person relying on the opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addressed fairness with respect to holders of your shares other than the Filing Persons, rather than all security holders unaffiliated with the company.

21.   On a related note, if you retain the disclosure relating to the Hickey opinion be sure to address any consideration made by the filing persons of the fact that the

opinion is dated July 17, 2012 but your information statement is dated in October 2012.

22.   With respect to the Hickey opinion, provide the disclosure required by Item 1015 of Regulation M-A.

Financial Information, page 10

23.   Please provide the disclosure required by Item 1010 of Regulation M-A.

Appendix A

24.   We note that the merger agreement is undated and not executed. Please tell us, with a view toward revised disclosure and the inclusion of the final, executed version of this agreement, whether the agreement has been executed by its parties.

Appendix E

25.   We note in the page titled "Notice" a reference to a "'Risk Evaluation' appearing on page 50 herein." We also note that such a page 50 is not included in the appendix. Please ensure that all of the materials presented by Hickey to the board are included in the exhibits filed with the Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sabrina He, Esq.
McLaughlin & Stern, LLP
October 25, 2012
Page 5

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions